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811-3131

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RECEIVED BY THE BRANCH OF DOCUMENT
CONTROL
SEP 7 2004
FROM
BY



July 20, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


04042215

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a class action complaint filed on behalf of Cooper Aucoin in the United States District Court for the Southern District of New York on June 22, 2004 against the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") and the Funds' affiliated parties listed in Appendix B. The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Linda B. Stirling
Stephen Laffey

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Growth & Income Fund, Inc.	811-00126	0000029292
AllianceBernstein Health Care Fund, Inc.	811-09329	0001085421
AllianceBernstein Disciplined Value Fund, Inc.	811-09687	0001090504
AllianceBernstein Mid-Cap Growth Fund, Inc.	811-00204	0000019614
AllianceBernstein Real Estate Investment Fund, Inc.	811-07707	0001018368
The AllianceBernstein Portfolios - AllianceBernstein Growth Fund	811-05088	0000812015
AllianceBernstein Select Investor Series, Inc. - Biotechnology Portfolio - Technology Portfolio - Premier Portfolio	811-09176	0001062417
AllianceBernsteinTrust - AllianceBernstein Small Cap Value Fund - AllianceBernstein Value Fund - AllianceBernstein Global Value Fund - AllianceBernstein International Value Fund	811-10221	0001129870
AllianceBernstein Premier Growth Fund, Inc.	811-06730	0000889508
AllianceBernstein Quasar Fund, Inc.	811-01716	0000081443
AllianceBernstein Technology Fund, Inc.	811-03131	0000350181
AllianceBernstein Utility Income Fund, Inc.	811-07916	0000910036
AllianceBernstein Balanced Shares, Inc.	811-00134	0000069752
AllianceBernstein Blended Style Series, Inc. - U.S. Large Cap Portfolio	811-21081	0001172221
AllianceBernstein All Asia Investment Fund, Inc.	811-08776	0000930438
AllianceBernstein Greater China '97 Fund, Inc.	811-08201	0001038457
AllianceBernstein International Premier Growth Fund, Inc.	811-08527	0001050658
AllianceBernstein Global Small Cap Fund, Inc.	811-01415	0000095669
AllianceBernstein New Europe Fund, Inc.	811-06028	0000859605
AllianceBernstein Worldwide Privatization Fund, Inc.	811-08426	0000920701
AllianceBernstein Americas Government Income Trust, Inc.	811-06554	0000883676
AllianceBernstein Bond Fund, Inc. - Corporate Bond Portfolio - Quality Bond Portfolio - U.S. Government Portfolio	811-02383	0000003794
AllianceBernstein Emerging Market Debt Fund, Inc.	811-08188	0000915845
AllianceBernstein Global Strategic Income Trust, Inc.	811-07391	0001002718
AllianceBernstein High Yield Fund, Inc.	811-09160	0001029843
AllianceBernstein Multi-Market Strategy Trust, Inc.	811-06251	0000873067

Sanford C. Bernstein Fund, Inc. - Short Duration Portfolio - Intermediate California Municipal Portfolio - Intermediate Diversified Municipal Portfolio - Intermediate New York Municipal Portfolio	811-05555	0000832808
AllianceBernstein Municipal Income Fund, Inc. - National Porfolio - California Portfolio - Insured California Portfolio - Insured National Portfolio - New York Portfolio	811-04791	0000798737
AllianceBernstein Municipal Income Fund II - Arizona Portfolio - Florida Portfolio - Massachusetts Portfolio - Michigan Portfolio - Minnesota Portfolio - New Jersey Portfolio - Ohio Portfolio - Pennsylvania Portfolio - Virginia Portfolio	811-07618	0000899774

APPENDIX B

Affiliated Parties of AllianceBernstein Mutual Funds

Name	CIK No.	Registration No.	IARD No.
Alliance Capital Management Holding L.P.	0000825313	001-09818 801-32361	106998
Alliance Capital Management Corporation	N/A	801-39910	107445
Alliance Capital Management L.P.	N/A	801-56720	108477
AXA Financial, Inc.	0000880002	001-11166	N/A
AllianceBernstein Investment Research and Management, Inc.	N/A	008-30851	
John D. Carifa, Director			
William H. Foulk, Jr., Director			
David H. Dievler, Director			
Ruth Block, Director			
John H. Dobkin, Director			
Clifford L. Michel, Director			
David J. Robinson, Director			

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JUDGE SWAIN

04 CV 4885

COOPER AUCOIN, on Behalf of Himself and all Others Similarly Situated,

Plaintiff,

vs.

ALLIANCE CAPITAL MANAGEMENT L.P., ALLIANCE CAPITAL MANAGEMENT HOLDING L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, AXA FINANCIAL, INC., ALLIANCEBERNSTEIN INVESTMENT RESEARCH AND MANAGEMENT, INC. (F/K/A/ ALLIANCE FUND DISTRIBUTORS, INC.), JOHN D. CARIFA, RUTH BLOCK, DAVID H. DREVLER, JOHN H. DOBKIN, WILLIAM H. FOULK, JR., CLIFFORD L. MICHEL, DAVID J. ROBINSON, and JOHN DOES 1-100,

Defendants,

ALLIANCEBERNSTEIN TECHNOLOGY FUND, ALLIANCEBERNSTEIN GROWTH & INCOME FUND, ALLIANCEBERNSTEIN HEALTH CARE FUND, ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, ALLIANCEBERNSTEIN MID-CAP GROWTH, ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND, ALLIANCEBERNSTEIN GROWTH FUND , ALLIANCEBERNSTEIN SELECT INVESTOR SERIES BIOTECHNOLOGY PORTFOLIO, ALLIANCEBERNSTEIN SMALL CAP VALUE FUND, ALLIANCEBERNSTEIN PREMIER GROWTH FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES TECHNOLOGY PORTFOLIO, ALLIANCEBERNSTEIN VALUE FUND, ALLIANCEBERNSTEIN QUASAR FUND,

Civil Action No.

CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY

JURY TRIAL DEMANDED

[caption continued on next page]

ALLIANCEBERNSTEIN SELECT INVESTOR SERIES PREMIER PORTFOLIO, ALLIANCEBERNSTEIN UTILITY INCOME FUND, ALLIANCEBERNSTEIN BALANCED SHARES, ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, ALLIANCEBERNSTEIN GLOBAL VALUE FUND, ALLIANCEBERNSTEIN INTERNATIONAL VALUE FUND, ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND, ALLIANCEBERNSTEIN SMALL CAP VALUE FUND, ALLIANCEBERNSTEIN UTILITY INCOME FUND, ALLIANCEBERNSTEIN VALUE FUND, ALLIANCEBERNSTEIN U.S. LARGE CAP PORTFOLIO, GLOBAL & INTERNATIONAL STOCK FUNDS, ALLIANCEBERNSTEIN ALL-ASIA INVESTMENT FUND, ALLIANCEBERNSTEIN GLOBAL VALUE FUND, ALLIANCEBERNSTEIN GREATER CHINA '97 FUND, ALLIANCEBERNSTEIN INTERNATIONAL PREMIER GROWTH FUND, ALLIANCEBERNSTEIN INTERNATIONAL VALUE FUND, ALLIANCEBERNSTEIN GLOBAL SMALL CAP FUND, ALLIANCEBERNSTEIN NEW EUROPE FUND, ALLIANCEBERNSTEIN WORLDWIDE PRIVATIZATION FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES BIOTECHNOLOGY PORTFOLIO, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES PREMIER PORTFOLIO, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES TECHNOLOGY PORTFOLIO, ALLIANCEBERNSTEIN AMERICAS GOVERNMENT INCOME TRUST, ALLIANCEBERNSTEIN BOND FUND CORPORATE BOND PORTFOLIO, ALLIANCEBERNSTEIN BOND FUND QUALITY BOND PORTFOLIO, ALLIANCEBERNSTEIN BOND FUND U.S. GOVERNMENT PORTFOLIO, ALLIANCEBERNSTEIN EMERGING MARKET DEBT FUND, ALLIANCEBERNSTEIN GLOBAL STRATEGIC INCOME TRUST,

[caption continued on next page]

ALLIANCEBERNSTEIN HIGH YIELD FUND, ALLIANCEBERNSTEIN MULTI-MARKET STRATEGY TRUST, ALLIANCEBERNSTEIN SHORT DURATION, ALLIANCEBERNSTEIN INTERMEDIATE CALIFORNIA MUNI PORTFOLIO, ALLIANCEBERNSTEIN INTERMEDIATE DIVERSIFIED MUNI PORTFOLIO, ALLIANCEBERNSTEIN INTERMEDIATE NEW YORK MUNI PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND NATIONAL PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND ARIZONA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND CALIFORNIA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND INSURED CALIFORNIA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND INSURED NATIONAL PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND FLORIDA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND MASSACHUSETTS PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND MICHIGAN PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND MINNESOTA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND NEW JERSEY PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND NEW YORK PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND OHIO PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND PENNSYLVANIA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND VIRGINIA PORTFOLIO, (collectively, the "AllianceBernstein Funds"),

Nominal Defendants.

Plaintiff Cooper Aucoin ("Plaintiff"), by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf of investors in mutual funds advised by Alliance Capital Management L.P., which include the AllianceBernstein Funds (referred to collectively herein as the "AllianceBernstein Funds"), and derivatively on behalf of the AllianceBernstein Funds, against the AllianceBernstein Funds investment advisers, their corporate parents and the AllianceBernstein Funds directors.

2. This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the AllianceBernstein Funds to pay brokers to aggressively push AllianceBernstein Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed to investors in the AllianceBernstein Funds public filings or elsewhere.

3. AllianceBernstein Funds investors were thus induced to purchase AllianceBernstein Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push AllianceBernstein Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the AllianceBernstein Funds, AllianceBernstein Funds investors were charged and paid undisclosed

fees that were improperly used to pay brokers to aggressively push AllianceBernstein Funds to yet other brokerage clients.

4. The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of AllianceBernstein Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of AllianceBernstein Funds investors grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the AllianceBernstein Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, AllianceBernstein Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the AllianceBernstein Funds were excessive during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the AllianceBernstein Funds to finance their ongoing marketing campaign. The AllianceBernstein Funds Directors, who purported to be AllianceBernstein Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Section 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper campaign, they made untrue statements of material fact in fund registration statements, and material omissions,

with respect to the procedure for determining the amount of fees payable to the Investment Adviser Defendants and with respect to the improper uses to which the fees were put. Additionally, the AllianceBernstein Funds Directors breached their common law fiduciary duties to the AllianceBernstein Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm AllianceBernstein Funds investors.

6. On January 28, 2004, *The Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

9. Many of the acts charged herein, including the creation and utilization of improper revenue sharing agreements, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Alliance Capital Management L.P. was at all relevant times, and still is, headquartered in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

11. Plaintiff Cooper Aucoin purchased during the Class Period and continues to own shares or units of the AllianceBernstein Growth & Income B Fund and has been damaged by the conduct alleged herein.

12. Defendant Alliance Capital Management L.P. ("Alliance"), a registered investment adviser under the Investment Advisers Act of 1940, as amended, provides diversified investment management and related services globally to a broad range of clients including institutional investors, private clients, individual investors and institutional investors. Alliance also provides a broad offering of investment products, global in scope, with expertise in both growth- and value-oriented strategies, coupled with a fixed income capability in both taxable and tax-exempt securities. Alliance operates in four business segments: Institutional Investment Management Services, Private Client Services, Retail Services and Institutional Research Services. Alliance supervises client accounts with assets as of June 30, 2003 totaling approximately $426 billion. Alliance maintains its principal place of business at 1345 Avenue of the Americas, New York, NY 10105.

13. Defendant Alliance Capital Management Holdings L.P. conducts its diversified investment management services business through Alliance. Alliance Capital Management Holdings L.P.'s principal place of business is located at 1345 Avenue of the Americas, New York, NY 10105.

14. Defendant Alliance Capital Management Corporation ("ACMC"), an indirect wholly-owned subsidiary of Defendant AXA Financial, Inc., conducts diversified investment management services business. ACMC's principal place of business is located at 1345 Avenue of the Americas, New York, NY 10105.

15. Defendant AXA Financial, Inc. ("AXA Finacial") is engaged in financial protection and wealth management. The Company operates primarily in western Europe, North America and the Asia-Pacific region, and, to a lesser extent, in other regions including the Middle East, Africa and South America. AXA Financial is a Delaware corporation which maintains its principal place of business at 1290 Avenue of the Americas, New York, New York 10104.

16. Defendants Alliance, Alliance Capital Management Holdings L.P., and ACMC are collectively referred to as the "Investment Adviser Defendants."

17. Defendants John D. Carifa ("Carifa"), Ruth Block ("Block"), David H. Dievler ("Dievler"), John H. Dobkin ("Dobkin"), William H. Foulk, Jr. ("Foulk"), Clifford L. Michel ("Michel"), and Donald J. Robinson ("Robinson") were Directors and/or Officers of the AllianceBernstein Funds during the Class Period and are collectively referred to herein as the "Director Defendants". For the purposes of their service as directors of the AllianceBernstein Funds, the business address of each of the Director Defendants is 1345 Avenue of the Americas, New York, NY 10105.

18. During the Class Period, Carifa acted as a Director or Trustee of 51 companies in the AllianceBernstein fund complex and oversaw 116 portfolios in the fund complex. Carifa is an interested director because he also holds the positions of President, Chief Operating Officer and Director of ACMC.

19. During the Class Period, Block acted as a Director or Trustee of 43 companies in the AllianceBernstein fund complex and oversaw 97 portfolios in the fund complex. For her services as a Director of the AllianceBernstein Funds, Block received compensation totaling $192,600 for the fiscal year ended October 31, 2002.

20. During the Class Period, Dievler acted as a Director or Trustee of 47 companies in the AllianceBernstein fund complex and oversaw 101 portfolios in the fund complex. For his services as a Director, Dievler received compensation totaling $246,238 for the fiscal year ended October 31, 2002.

21. During the Class Period, Dobkin acted as a Director or Trustee of 45 companies in the AllianceBernstein fund complex and oversaw 98 portfolios in the fund complex. For his services as a Director, Dobkin received compensation totaling $241,700 for the fiscal year ended October 31, 2002.

22. During the Class Period, Foulk acted as a Director or Trustee of 48 companies in the AllianceBernstein fund complex and oversaw 113 portfolios in the fund complex. For his services as a Director, Foulk received compensation totaling $241,700 for the fiscal year ended October 31, 2002.

23. During the Class Period, Michel acted as a Director or Trustee of 44 companies in the AllianceBernstein fund complex and oversaw 97 portfolios in the fund complex. For his services as a Director, Michel received compensation totaling $201,950 for the fiscal year ended October 31, 2002.

24. During the Class Period, Robinson acted as a Director or Trustee of 46 companies in the AllianceBernstein fund complex and oversaw 96 portfolios in the fund complex. For his

services as a Director, Robinson received compensation totaling $193,100 for the fiscal year ended October 31, 2002.

25. Defendants John Does 1-100 were AllianceBernstein Directors and/or Officers during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of plaintiff's counsel's ongoing investigation.

26. AllianceBernstein Investment Research and Management, Inc. (formerly known as Alliance Fund Distributors, Inc.) ("AllianceBernstein Distributors") is the distributor of the AllianceBernstein Funds. AllianceBernstein Distributors is located at 1345 Avenue of the Americas, New York, NY 10105.

27. Nominal defendants the AllianceBernstein Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of Directors charged with representing the interests of the shareholders in one or a series of the funds. The AllianceBernstein Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

28. Plaintiff brings certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class, consisting of all persons or entities who purchased, redeemed or held shares or like interests in any of the AllianceBernstein Funds between June 22, 1999 and March 22, 2004, inclusive (the "Class Period"), and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their

immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

29. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by AllianceBernstein Funds, AllianceBernstein Distributors and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

30. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

31. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

32. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c) whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the AllianceBernstein Funds; and

(e) to what extent the members of the Class have sustained damages and the proper measure of damages.

33. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their Fiduciary Duties To AllianceBernstein Funds Investors

34. The defendants' public filings state that the Boards of Directors for the AllianceBernstein Funds are responsible for the management and supervision of the AllianceBernstein Funds. In this regard, the Statement of Additional Information dated February 1, 2003, as amended November 3, 2003 for funds offered by AllianceBernstein Growth & Income Fund, Inc. (the "Statement of Additional Information"), which includes the AllianceBernstein Growth & Income B Fund, which is available to the investor upon request is typical of the Statements of Additional Information available for other AllianceBernstein Funds.

It states: "The business and affairs of the Fund are managed under the direction of the Board of Directors."

35. Moreover, the Statement of Additional Information states, with respect to the duties of the Directors, as follows:

> Under the Advisory Agreement, the Adviser furnishes advice and recommendations with respect to the Fund's portfolio of securities and investments and provides persons satisfactory to the Board of Directors to act as officers and employees of the Fund. Such officers and employees, as well as certain Directors of the Fund may be employees of the Adviser or its affiliates.
>
> The Adviser is, under the Advisory Agreement, responsible for certain expenses incurred by the Fund, including, for example, office facilities and certain administrative services, and any expenses incurred in promoting the sale of Fund shares (other than the portion of the promotional expenses borne by the Fund in accordance with an effective plan pursuant to Rule 12b-1 under the 1940 Act, and the costs of printing Fund prospectuses and other reports to shareholders and fees related to registration with the Securities and Exchange Commission (the "Commission") and with state regulatory authorities).
>
> The Fund has, under the Advisory Agreement, assumed the obligation for payment of all of its other expenses. As to the obtaining of services other than those specifically provided to the Fund by the Adviser, the Fund may employ its own personnel. For such services, it also may utilize personnel employed by the Adviser or its affiliates and, in such event, the services will be provided to the Fund at cost and the ***payments must be specifically approved by the Fund's Directors***. [Emphasis added.]

36. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> In approving the most recent annual continuance of the Fund's Advisory Agreement, the Directors considered all information they deemed reasonably necessary to evaluate the terms of the Advisory Agreement. ***The principal areas of review by the Directors were the nature and quality of the services provided by the Adviser and the reasonableness of the fees charged for those services***. These matters were considered by the disinterested directors meeting

separately from the full Board with experienced counsel that is independent of the Adviser.

The Directors' evaluation of the quality of the Adviser's services took into account their knowledge and experience gained through meetings with and reports of the Adviser's senior management, portfolio managers and administrative personnel over the course of the preceding year. Both short-term and long-term investment performance of the Fund, as well as senior management's attention to any portfolio management issues, were considered. The Fund's current and longer-term performance were compared to its performance benchmark and to that of competitive funds and other funds with similar investment objectives. The Directors also considered the scope and quality of the in-house research capability of the Adviser and other resources dedicated to performing its services. The quality of administrative and other services, including the Adviser's role in coordinating the activities of the Fund's other service providers, were considered in light of on-going reports by management as to compliance with investment policies and applicable laws and regulations and of related reports by management and the Fund's independent auditors in periodic meetings with the Fund's Audit Committee.

In reviewing the fees payable under the Advisory Agreement, the Directors compared the fees and overall expense levels of the Fund to those of competitive funds and other funds with similar investment objectives. The information on advisory fees and expense ratios, as well as performance data, included both information compiled by the Adviser and information compiled by an independent data service. The Directors also considered the fees of the Fund as a percentage of assets at different asset levels and possible economies of scale to the Adviser. The Directors considered information provided by the Adviser concerning the Adviser's profitability with respect to the Fund, including the assumptions and methodology used in preparing the profitability information, in light of applicable case law relating to advisory fees. For these purposes, the Directors took into account not only the fees paid by the Fund, but also so-called "fallout benefits" to the Adviser, such as the engagement of affiliates of the Adviser to provide distribution, brokerage and transfer agency services to the Fund, the benefits of research made available to the Adviser by reason of brokerage commissions generated by the Fund's securities transactions, and that the Advisory Agreement provides that the Fund reimburses the Adviser for the cost of providing certain administrative services. In evaluating the Fund's advisory

> fees, the Directors also took into account the demands, complexity and quality of the investment management of the Fund.

[Emphasis added.]

37. The Investment Company Institute ("ICI"), of which Alliance is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.***

[Emphasis added.][1]

38. In truth and in fact, the AllianceBernstein Funds Boards of Directors were captive to and controlled by the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the AllianceBernstein Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment

---

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

Adviser Defendants from skimming AllianceBernstein Funds assets. In many cases, key AllianceBernstein Funds Directors were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to AllianceBernstein Funds investors, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed purportedly independent committees, charged with responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

39. To ensure that the Directors were compliant, the Investment Adviser Defendants often recruited key fund Directors from the ranks of investment adviser companies. For example, during the Class Period, defendant Carifa held the positions of President, Chief Operating Officer and Director of ACMC.

40. In exchange for creating and managing the AllianceBernstein Funds, including the AllianceBernstein Growth & Income B Fund, the Investment Adviser Defendants charged the AllianceBernstein Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to the Investment Adviser Defendants. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in AllianceBernstein Funds assets were transferred through fees payable from AllianceBernstein Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors.

41. These practices proved to be enormously profitable ***for Alliance and AXA Financial*** at the expense of plaintiff and other members of the Class who had invested in the AllianceBernstein Funds. In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.*** [. . .]
>
> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .*** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

42. Plaintiff and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, directed brokerage (as defined below) and excessive commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
<u>Rule 12b-1 Marketing Fees For Improper Purposes</u>

43. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions

require that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.***" [Emphasis added.]

44. The exceptions to the Section 12b prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

45. However, the purported Rule 12b-1 fees charged to AllianceBernstein Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the

contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to AllianceBernstein Funds investors. Rather, AllianceBernstein Funds management and other fees increased and this was a red flag that the Director Defendants knowingly or recklessly disregarded. If anything, the AllianceBernstein Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the AllianceBernstein Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing AllianceBernstein Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective AllianceBernstein Funds investors.

46. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional improper payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the AllianceBernstein Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To AllianceBernstein Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To AllianceBernstein Funds

47. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires

investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

48. The Investment Adviser Defendants' actions are not protected by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging AllianceBernstein Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any legitimate Soft Dollars to steer their clients to AllianceBernstein Funds and directed brokerage business to firms that favored AllianceBernstein Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push AllianceBernstein Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to AllianceBernstein Funds

regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants additionally violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

49. The excessive commissions did not fund any services that benefited the AllianceBernstein Funds shareholders. This practice materially harmed plaintiff and other members of the Class from whom the Soft Dollars and excessive commissions were taken.

50. Additionally, on information and belief, the defendants, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and constitutes a further breach of fiduciary duties.

51. On January 14, 2004, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article noted that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency

officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.

The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]

People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.

Id. [Emphasis added.]

THE MARCH 22, 2004 DISCLOSURE

52. In a March 22, 2004 supplement to numerous Smith Barney Funds Prospectuses, the following language appeared:

> Effective March 22, 2004, the following is added after the first paragraph under the heading "Management -- Distribution plans" in the Prospectuses for each of the Funds listed below:
>
> In addition, the distributors may make payments for distribution and/or shareholder servicing activities out of their past profits and other available sources. The distributors may also make payments for marketing, promotional or related expenses to dealers. The amount of these payments is determined by the distributors and may be substantial. The manager or an affiliate may make similar payments under similar arrangements.
>
> ***The payments described above are often referred to as "revenue sharing payments." The recipients of such payments may include the funds' distributor and other affiliates of the manager, broker-dealers, financial institutions and other financial intermediaries through which investors may purchase shares of a fund. In some circumstances, such payments may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of a fund to you.*** Please contact your financial intermediary for details about revenue sharing payments it may receive.

[Emphasis added.]

53. In a June 2004 press release on the Smith Barney, a division of Citigroup Global Markets Inc. ("CGMI"), website titled- *Mutual Funds, Revenue Sharing and Other Compensation Disclosure*, the AllianceBernstein Funds were identified as one of the mutual fund families that Smith Barney brokers were paid to push. (See, http://www.smithbarney.com/products_services/mutual_funds/investor_information/revenueshare.html).

The Prospectuses Were Materially False And Misleading

54. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the AllianceBernstein Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

55. The Statement of Additional Information dated February 1, 2003, as amended November 3, 2003, for funds offered by the Investment Advisor Defendants, referred to in certain of the AllianceBernstein Funds Prospectuses and available to the investor upon request, states as follows with respect to Soft Dollars and revenue sharing:

> ***Subject to the general supervision of the Board of Directors of the Fund, the Adviser is responsible for the investment decisions and the placing of orders for portfolio transactions for the Fund.*** The Adviser determines the broker to be used in each specific transaction with the objective of negotiating a combination of the most favorable commission and the best price obtainable on each transaction (generally defined as best execution). When consistent with the objective of obtaining best execution, brokerage may be directed to persons or firms supplying investment information to the Adviser. ***There may be occasions where the transaction cost charged by a broker may be greater than that which another broker may charge if the Fund determines in good faith that the amount of such transaction cost is reasonable in relation to the value of the brokerage, research and statistical services provided by the executing broker.***

[Emphasis added.]

56. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and damaging adverse facts which damaged plaintiff and other members of the Class:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored AllianceBernstein Funds, which was a form of marketing that was not disclosed in or authorized by the AllianceBernstein Funds Rule 12b-1 Plan;

(c) that the AllianceBernstein Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to the AllianceBernstein Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the AllianceBernstein Funds to new investors were not passed on to AllianceBernstein Funds investors; on the contrary, as the AllianceBernstein Funds grew, fees charged to AllianceBernstein Funds investors nevertheless increased;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from AllianceBernstein Funds assets, to pay for overhead expenses the cost of which should have been borne by Alliance Capital and not AllianceBernstein Funds investors; and

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the AllianceBernstein Funds.

COUNT I

Against The Investment Adviser Defendants For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of The Class

57. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

58. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the AllianceBernstein Funds.

59. The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored AllianceBernstein Funds, which was a form of marketing that was not disclosed in or authorized by the AllianceBernstein Funds Rule 12b-1 Plan;

(c) that the AllianceBernstein Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to the AllianceBernstein Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the AllianceBernstein Funds to new investors were not passed on to AllianceBernstein Funds investors; on the contrary, as the AllianceBernstein Funds grew, fees charged to AllianceBernstein Funds investors increased;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from AllianceBernstein Funds assets, to pay for overhead expenses the cost of which should have been borne by Alliance and not AllianceBernstein Funds investors; and

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the AllianceBernstein Funds.

60. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

61. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, AllianceBernstein Funds investors have incurred damages.

62. Plaintiff and members of the Class have been specially injured by the defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the AllianceBernstein Funds themselves.

63. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against AllianceBernstein Distributors And The Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The AllianceBernstein Funds

64. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

65. This Count is brought by the Class (as AllianceBernstein Funds securities holders) on behalf of the AllianceBernstein Funds against AllianceBernstein Distributors and the Investment Adviser Defendants for breaches of AllianceBernstein Distributors' and the

Investment Adviser Defendants' fiduciary duties as defined by Section 36(b) of the Investment Company Act.

66. AllianceBernstein Distributors and the Investment Adviser Defendants each had a fiduciary duty to the AllianceBernstein Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to AllianceBernstein Distributors and the Investment Adviser Defendants.

67. AllianceBernstein Distributors and the Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the AllianceBernstein Funds purported Rule 12b-1 marketing fees, and by drawing on AllianceBernstein Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

68. By reason of the conduct described above, AllianceBernstein Distributors and the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

69. As a direct, proximate and foreseeable result of AllianceBernstein Distributors' and the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their respective roles as underwriter and investment advisers to AllianceBernstein Funds investors, the AllianceBernstein Funds and the Class have incurred millions of dollars in damages.

70. Plaintiff, in this Count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the AllianceBernstein Funds by AllianceBernstein Distributors and the Investment Adviser Defendants.

COUNT III

Against AXA Financial And The Director Defendants (As Control Persons Of The Investment Adviser Defendants) And The Investment Adviser Defendants (As Control Persons Of AllianceBernstein Distributors) For Violation Of Section 48(a) Of The Investment Company Act By The Class And

Derivatively On Behalf Of The AllianceBernstein Funds

71. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

72. This Count is brought pursuant to Section 48(a) of the Investment Company Act against AXA Financial and the Director Defendants, who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of AXA Financial and the Director Defendants.

73. The Investment Adviser Defendants are liable under Section 34(b) of the Investment Company Act to the Class and under Section 36(b) of the Investment Company Act to the AllianceBernstein Funds as set forth herein.

74. AXA Financial and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, AXA Financial and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

75. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, AXA Financial and the Director Defendants are liable to plaintiff to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

76. This Count is also brought pursuant to Section 48(a) of the Investment Company Act against the Investment Adviser Defendants, who caused AllianceBernstein Distributors to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of the Investment Adviser Defendants.

77. AllianceBernstein Distributors is liable under Section 36(b) of the Investment Company Act to the AllianceBernstein Funds as set forth herein.

78. The Investment Adviser Defendants were "control persons" of AllianceBernstein Distributors and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over AllianceBernstein Distributors, the Investment Adviser Defendants directly and indirectly, had the power and authority, and exercised the same, to cause AllianceBernstein Distributors to engage in the wrongful conduct complained of herein.

79. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, the Investment Adviser Defendants are liable to plaintiff to the same extent as is AllianceBernstein Distributors for its primary violations of Section 36(b) of the Investment Company Act.

80. By virtue of the foregoing, plaintiff and the other Class members are entitled to damages against AXA Financial, the Director Defendants and the Investment Adviser Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The AllianceBernstein Funds

81. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

82. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

83. The Investment Adviser Defendants served as "investment advisers" to the AllianceBernstein Funds and other members of the Class pursuant to the Investment Advisers Act.

84. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the AllianceBernstein Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

85. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the AllianceBernstein Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the AllianceBernstein Funds. As detailed above, the Investment Adviser Defendants skimmed money from the AllianceBernstein Funds by charging and collecting fees from the AllianceBernstein Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the

AllianceBernstein Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the AllianceBernstein Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the AllianceBernstein Funds.

86. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the AllianceBernstein Funds were able to and did control the fees charged to and collected from the AllianceBernstein Funds and otherwise control the operations of the AllianceBernstein Funds.

87. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the AllianceBernstein Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the AllianceBernstein Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the AllianceBernstein Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the AllianceBernstein Funds and AllianceBernstein Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the AllianceBernstein Funds for excessive and improper commission payments to brokers.

88. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the AllianceBernstein Funds, the AllianceBernstein Funds were damaged.

89. The AllianceBernstein Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with such agreements.

COUNT V

Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

90. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

91. As investment advisers to the AllianceBernstein Funds, the Investment Adviser Defendants were fiduciaries to plaintiff and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

92. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to plaintiff and the Class.

93. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

94. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach Of Fiduciary Duty Against The Director Defendants On Behalf Of The Class

95. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

96. As AllianceBernstein Funds Directors, the Director Defendants had a fiduciary duty to the AllianceBernstein Funds and AllianceBernstein Funds investors to supervise and monitor the Investment Adviser Defendants.

97. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the AllianceBernstein Funds and AllianceBernstein Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the AllianceBernstein Funds for excessive and improper commission payments to brokers.

98. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

99. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of plaintiff and the other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

100. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

101. At all times herein, the broker dealers that sold AllianceBernstein Funds had fiduciary duties of loyalty to their clients, including plaintiff and the other members of the Class.

102. The Investment Adviser Defendants knew or should have known that the broker dealers had these fiduciary duties.

103. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing AllianceBernstein Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to plaintiff and the other members of the Class.

104. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

105. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by plaintiff and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

106. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' knowing participation in the brokerages' breaches of fiduciary duties, plaintiff and the Class have suffered damages.

107. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of plaintiff and the other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(A) Determining that this action is a proper class action and certifying plaintiff as the Class representative and plaintiff's counsel as Class counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

(B) Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(C) Awarding punitive damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(D) Awarding the AllianceBernstein Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

(E) Ordering an accounting of all AllianceBernstein Funds-related fees, commissions, and Soft Dollar payments;

(F) Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

(G) Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that plaintiff and the Class have an effective remedy;

(H) Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(I) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: June 22, 2004

MILBERG WEISS BERSHAD & SCHULMAN LLP



Steven G. Schulman (SS-2561)
Kim E. Levy (KL-6996)
Peter E. Seidman (PS-8769)
Michael R. Reese (MR-3183)
One Pennsylvania Plaza
New York, New York 10119
Telephone: (212) 594-5300

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
Telephone: (410) 332-0030

Counsel for Plaintiff and the Class

Schedule A

The AllianceBernstein Funds

Alliancebernstein Technology Fund
Alliancebernstein Growth & Income Fund
Alliancebernstein Health Care Fund
Alliancebernstein Disciplined Value Fund
Alliancebernstein Mid-Cap Growth
Alliancebernstein Real Estate Investment Fund
Alliancebernstein Growth Fund
Alliancebernstein Select Investor Series Biotechnology Portfolio
Alliancebernstein Small Cap Value Fund
Alliancebernstein Premier Growth Fund
Alliancebernstein Select Investor Series Technology Portfolio
Alliancebernstein Value Fund
Alliancebernstein Quasar Fund
Alliancebernstein Select Investor Series Premier Portfolio
Alliancebernstein Utility Income Fund
Alliancebernstein Balanced Shares
Alliancebernstein Disciplined Value Fund
Alliancebernstein Global Value Fund
Alliancebernstein International Value Fund
Alliancebernstein Real Estate Investment Fund
Alliancebernstein Small Cap Value Fund
Alliancebernstein Utility Income Fund
Alliancebernstein U.S. Large Cap Portfolio
Global & International Stock Funds
Alliancebernstein All-Asia Investment Fund
Alliancebernstein Global Value Fund
Alliancebernstein Greater China '97 Fund
Alliancebernstein International Premier Growth Fund
Alliancebernstein International Value Fund
Alliancebernstein Global Small Cap Fund
Alliancebernstein New Europe Fund
Alliancebernstein Worldwide Privatization Fund
Alliancebernstein Select Investor Series Biotechnology Portfolio
Alliancebernstein Select Investor Series Premier Portfolio
Alliancebernstein Select Investor Series Technology Portfolio
Alliancebernstein Americas Government Income Trust
Alliancebernstein Bond Fund Corporate Bond Portfolio
Alliancebernstein Bond Fund Quality Bond Portfolio
Alliancebernstein Bond Fund U.S. Government Portfolio
Alliancebernstein Emerging Market Debt Fund
Alliancebernstein Global Strategic Income Trust
Alliancebernstein High Yield Fund
Alliancebernstein Multi-Market Strategy Trust
Alliancebernstein Short Duration

Alliancebernstein Intermediate California Muni Portfolio
Alliancebernstein Intermediate Diversified Muni Portfolio
Alliancebernstein Intermediate New York Muni Portfolio
Alliancebernstein Muni Income Fund National Portfolio
Alliancebernstein Muni Income Fund Arizona Portfolio
Alliancebernstein Muni Income Fund California Portfolio
Alliancebernstein Muni Income Fund Insured California Portfolio
Alliancebernstein Muni Income Fund Insured National Portfolio
Alliancebernstein Muni Income Fund Florida Portfolio
Alliancebernstein Muni Income Fund Massachusetts Portfolio
Alliancebernstein Muni Income Fund Michigan Portfolio
Alliancebernstein Muni Income Fund Minnesota Portfolio
Alliancebernstein Muni Income Fund New Jersey Portfolio
Alliancebernstein Muni Income Fund New York Portfolio
Alliancebernstein Muni Income Fund Ohio Portfolio
Alliancebernstein Muni Income Fund Pennsylvania Portfolio
Alliancebernstein Muni Income Fund Virginia Portfolio